Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made solely by the Offer to Purchase, dated May 24, 2012, and the related Letter of Transmittal and any amendments or supplements thereto.  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto.  Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction.  In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Cost Plus, Inc.
at
$22.00 Net Per Share
by
Blue Coral Acquisition Corp.,
a direct wholly owned subsidiary of
Bed Bath & Beyond Inc.

Blue Coral Acquisition Corp., a California corporation (“Purchaser”) and a direct wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Cost Plus, Inc., a California corporation (“Cost Plus”), at a price of $22.00 per Share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2012 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  Tendering shareholders who have Shares registered in their names and who tender directly to Computershare Inc. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer.  Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 28, 2012, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 8, 2012, by and among Parent, Purchaser and Cost Plus (as may be amended, the “Merger

Agreement”), pursuant to which, after in certain cases completion of the Offer and in any event the satisfaction or waiver of certain conditions, Purchaser will merge with and into Cost Plus (the “Merger”), with Cost Plus continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or Cost Plus, or by any shareholder of Cost Plus who is entitled to and properly demands dissenters’ rights under California law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes, payable upon the surrender of the certificate formerly representing such Share.  As a result of the Merger, Cost Plus will cease to be a publicly traded company and will become wholly owned by Parent.  The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the Minimum Tender Condition (as described below); (ii) the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); (iii) there not being any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court or agency of competent jurisdiction prohibiting the consummation of the Merger or the Offer, or any law enacted prohibiting or making illegal the consummation of any of the transactions contemplated by the Merger Agreement that remains in effect; (iv) in the event that the exercise of the Top-Up (as defined below) is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares as of initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”) (calculated on a fully diluted basis), (a) that there does not exist any restriction or legal impediment on Purchaser’s or Cost Plus’ ability to consummate the Top-Up, and (b) that the Shares issuable upon exercise of the Top-Up, together with the Shares validly tendered in the Offer and not properly withdrawn, are sufficient for Purchaser to own at least 90% of the outstanding Shares as of the Acceptance Time (calculated on a fully diluted basis); (v) that since May 8, 2012, there has not occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement); (vi) that the board of directors of Cost Plus has not changed its recommendation that holders of Shares tender their shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger; and (vii) that the Merger Agreement has not been terminated in accordance with its terms.  The Offer is also subject to other conditions described in the Offer to Purchase.

The “Minimum Tender Condition” will be satisfied if there is validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date, a number of Shares that when added to the number of Shares to be purchased by Purchaser under the Top-Up, represent at least one Share more than 90% of: (i) the outstanding Shares as of the expiration of the Offer plus (ii) without duplication of clause (i), the aggregate number of Shares issuable to holders of deferred stock units of Cost Plus (“DSUs”) outstanding as of the expiration of the Offer plus (iii) the aggregate number of Shares issuable to holders of stock options of Cost Plus (“Options”) outstanding as of the expiration of the Offer minus (iv) the aggregate number of Shares issuable to holders of Options for which Parent has obtained prior to the expiration of the

Offer agreements (satisfactory to Parent in its sole discretion) by the holders thereof not to exercise such Options prior to the termination of the Merger plus (v) the aggregate number of Shares issuable to the holders of any equity based awards granted in respect of Shares (“Company Equity Awards”) (other than Options and DSUs) outstanding as of the expiration of the Offer plus (vi) the number of shares to be purchased by Purchaser under the Top-Up.  Based on information provided to Purchaser by Cost Plus, as of May 23, 2012, there were 22,515,752 Shares outstanding, 3,946,486 Shares issuable pursuant to outstanding Options with an exercise price less than $22.00 per Share and 75,790 Shares issuable pursuant to outstanding DSUs. Based upon the number of Shares outstanding as of May 23, 2012, the Top-Up would permit Purchaser to close the tender offer based upon the current Shares outstanding with approximately 72% of the Shares being tendered (subject to adjustment in certain circumstances as described in the Offer to Purchase).

After careful consideration, the board of directors of Cost Plus unanimously (1) determined that it is in the best interests of Cost Plus and its shareholders, and declared it advisable, to enter into the Merger Agreement, (2) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger (such approval having been made in accordance with the California Corporations Code), and (3) recommended that the shareholders of Cost Plus accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

Cost Plus has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised simultaneously with the consummation of the Offer, if necessary, to purchase from Cost Plus up to a number of Shares that, when added to the number of shares directly or indirectly owned by Parent and Purchaser at the time of the closing of the Top-Up (assuming that the Offer has occurred), represent at least one Share more than 90% of: (i) the outstanding Shares as of the expiration of the Offer plus (ii) without duplication of clause (i), the aggregate number of Shares issuable to holders of DSUs outstanding as of the expiration of the Offer plus (iii) the aggregate number of Shares issuable to holders of Options outstanding as of the expiration of the Offer minus (iv) the aggregate number of Shares issuable to holders of Options for which Parent has obtained prior to the expiration of the Offer agreements (satisfactory to Parent in its sole discretion) by the holders thereof not to exercise such Options prior to the termination of the Merger plus (v) the aggregate number of Shares issuable to the holders of Company Equity Awards (other than Options and DSUs) outstanding as of the expiration of the Offer plus (vi) the number of shares to be purchased by Purchaser under the Top-Up.  If, following the closing of the Offer, Parent, Purchaser and their affiliates own at least one share more than 90% of the outstanding Shares, Parent, Purchaser and Cost Plus will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of shareholders of Cost Plus in accordance with Section 1110 of the California Corporations Code.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the NASDAQ Global Select Market (the “Nasdaq”), Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of Cost Plus).

Pursuant to the Merger Agreement, Purchaser is required to extend the Offer beyond the initial Expiration Date (i) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (ii) if (A) the expiration or termination of any applicable waiting period (or any extension thereof) applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the HSR Act has not occurred or (B) any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court or agency of competent jurisdiction prohibiting the consummation of the Merger or the Offer, or any law enacted prohibiting or making illegal the consummation of any of the transactions contemplated by the Merger Agreement, remains in effect, and (iii) if requested by Cost Plus, and if the conditions to the Offer have not been satisfied or waived, on one or more occasions, in consecutive increments of up to five business days, for an aggregate period of time of not more than ten business days.  Purchaser may also choose to extend the Offer, on one or more occasions, in increments of between two and ten business days each, until such time as the conditions to the Offer have been met.

In any case, Purchaser will not be required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three business days after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Cost Plus in connection with the adoption of the Merger Agreement, including by informing Cost Plus that it does not intend to review the proxy statement (the “Proxy Statement Clearance Date”), and (iii) November 9, 2012. Purchaser may elect to provide for a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act, beginning after Purchaser has purchased Shares tendered during the Offer. Purchaser does not currently intend to provide for a subsequent offering period, although Purchaser reserves the right to do so.

If at any then-scheduled Expiration Date (i) any conditions to the Offer have not been satisfied or waived and (ii) three business days have elapsed since the Proxy Statement Clearance Date, then Purchaser may irrevocably and unconditionally terminate the Offer. In addition, Cost Plus may cause Purchaser to irrevocably and unconditionally terminate the Offer if at any then-scheduled Expiration Date from and after 5:00 p.m., New York City time on July 23, 2012 (i) any Offer conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser) and (ii) three business days have elapsed since the Proxy Statement Clearance Date.  If the Offer is terminated as described in this paragraph, Cost Plus will proceed with and take all actions necessary to hold the shareholders’ meeting to approve the Merger in accordance with the terms of the Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to the Purchaser in the Offer and not withdrawn prior to the Expiration Date of the Offer.  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer.  Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting such payments to the tendering shareholders.  Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.  Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after July 24, 2012, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.  For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares.  If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution.  If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.  Withdrawals of Shares may not be rescinded.  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer.  However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal.  None of Purchaser, the Depositary, Georgeson Inc. (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Cost Plus has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares.  The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Cost Plus’ shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt by a holder of Shares of cash in exchange for its Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes.  In general, a holder of Shares will recognize gain or loss equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor.  For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.  Each holder of Shares is urged to consult its tax advisor about the particular tax consequences to such holder of exchanging Shares in the Offer or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below.  Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent.  Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.  Such copies will be furnished promptly at Purchaser’s expense.  Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
All Others Call Toll-Free: (800) 932-9864

Email:  costplus@georgeson.com

May 25, 2012